EXHIBIT 99.1

05 April 2019
National Grid plc ('National Grid')
Director's Other Appointment
In accordance with Listing Rule 9.6.14(2), National Grid notes that Nora Mead Brownell, a Non-executive Director, will be appointed to the Board of Pacific Gas & Electric Company (PG&E), as a Non-executive Director effective as of the next in-person Board meeting, which will be held as soon as practicable and will stand for election at the PG&E Annual Meeting, scheduled for May 21, 2019.
Contact: Ceri James, Assistant Company Secretary (+44 20 7004 3116)